As filed with the U.S. Securities and Exchange Commission on May 25, 2006
Registration No. 333-11612

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
POST-EFFECTIVE AMENDMENT TO
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
___________________
VALEO
(Exact name of issuer of deposited securities as specified in its charter)
n/a
(Translation of issuer's name into English)

France
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, NY 10004
Telephone (212) 623-0636
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________
Valeo Inc.,
3000 University Drive
Auburn Hills, MI 48326, USA
(248) 340-3000
(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600

It is proposed that this filing become effective under Rule 466
☒ immediately upon filing
☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box.  ☐

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit	Proposed maximum aggregate offering price	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one-half of one share of Valeo	N/A	N/A	N/A	N/A

PART I
INFORMATION REQUIRED IN PROSPECTUS

The prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the Amendment No. 1 to Deposit Agreement filed as Exhibit (a)(2) to this Post-Effective Amendment to Registration Statement on Form F-6, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

	Item Number and Caption		Location in Form of ADR Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face, introductory paragraph and final sentence on face.

2.	Title of ADR and identity of deposited securities		Face, top center and introductory paragraph

Terms of Deposit

	(i)	The amount of deposited securities represented by one unit of ADRs	Face, upper right corner and introductory paragraph

	(ii)	The procedure for voting, if any, the deposited securities	Reverse, paragraph (12)

	(iii)	The procedure for collecting and distributing dividends	Face, paragraphs (4), (5) and (7); Reverse, paragraph (10)

	(iv)	The procedure for transmitting notices, reports and proxy soliciting material	Face, paragraphs (3) and (8) Reverse, paragraph (12)

	(v)	The sale or exercise of rights	Face, paragraphs (4) and (5); Reverse, paragraph (10)

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face, paragraphs (4) and (5); Reverse, paragraphs (10) and (13)

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse, paragraphs (16) and (17) (no provision for extension)

	(viii)	Rights of holders of ADRs to inspect the books of the depositary and the lists of holders of ADRs	Face, paragraph (3)

	(ix)	Any restrictions upon the right to transfer or withdraw the (4) and (5) underlying securities	Face, paragraphs (1), (2),

	(x)	Any limitations on the liability of the depositary and/or the Company	Reverse, paragraph (14)

3.	Description of all fees and charges which may be imposed directly or indirectly against the holders of ADRs		Face, paragraph (7)

Item 2. AVAILABLE INFORMATION

	Item Numbe rand Caption		Location in Form of ADR Filed Herewith as Prospectus

(a)	Statement that Valeo furnishes the Commission with certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Securities Exchange Act of 1934 and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Securities and Exchange commission		Face, paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(2) Form of Amendment No. 1 to Deposit Agreement.

(e) Certification under Rule 466.

Item 4. UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on May 25, 2006.

Legal entity created by the Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Joseph M. Leinhauser____________
Name:	Joseph M. Leinhauser
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Valeo certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized in France, on May 25, 2006.

VALEO

By:	/s/ Thierry Morin
Name:	Thierry Morin
Title:	Chief Executive Officer and Chairman of the Board of Directors

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated on May 25, 2006.

Name	Title

/s/ T. Morin	Chief Executive Officer and Chairman of the Board of Directors
T. Morin

/s/ P. A. de Smedt	Director
P. A. de Smedt

/s/ F. Grappotte	Director
F. Grappotte

/s/ Ph. Guédon	Director
Ph. Guédon

/s/ JB. LaFonta	Director
JB. LaFonta

/s/A. Minc	Director
A. Minc

/s/ E. Spitz	Director
E. Spitz

/s/ V. Marcel	Vice President, Financial Affairs and Strategic Operations
V. Marcel

/s/ X. Véret	Group Financial Controller
X. Véret

/s/ D. Slaman	Authorized Representative in the United States
D. Slaman

INDEX TO EXHIBITS

Exhibit Number

(a)(2)	Form of Amendment to Deposit Agreement.
(e)	Rule 466 Certification